EXHIBIT 21.1

AXS-ONE INC.
List of Subsidiaries

(as of March 21, 2007)

Computron Holdings, Inc. (incorporated in the State of Delaware)

AXS-One Pty Ltd. (incorporated in Australia)

AXS-One (Proprietary) Limited (incorporated in South Africa)

AXS-One African Solutions Limited (incorporated in South Africa)

AXS-One Pte Ltd (incorporated in Singapore)

AXS-One Limited (incorporated in The United Kingdom and Northern Ireland)